

05040615

BB 3/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASHINGTON DC
SECTION

SEC FILE NUMBER
8-50386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South Dixie Highway, Building 2, Suite 200
(No. and Street)

Boca Raton, (City) Florida (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Foresman, Director of Operations (561) 362-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name – *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) (City) Miami, Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05
SS

OATH OR AFFIRMATION

I, James L. Foresman, Director of Operations, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Director of Operations

Title


NINA C. THAYER
MY COMMISSION # DD 106628
EXPIRES: August 5, 2006
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
American Securities Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of American Securities Group, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Miami, Florida
January 27, 2005

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$	26;113
RECEIVABLE FROM BROKERS (NOTE 3)		331,268
DUE FROM PARENT (NOTE 4)		524,386
OTHER ASSETS		20,078
	$	901,845

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	158,918
STOCKHOLDER'S EQUITY		742,927
	$	901,845

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES		
Advisory fees and commissions	$	5,515,037
Commissions		25,181
Interest and dividends		3,263
Total revenues		5,543,481
EXPENSES		
Advisory fees and commissions		3,928,132
Clearing charges		522,187
Insurance		21,019
Licenses and permits		29,315
Management fees (Note 4)		12,000
Other general and administrative		58,030
Professional fees		111,047
Rent (Note 4)		22,707
Salaries and related (Note 4)		273,828
Total expenses		4,978,265
INCOME BEFORE INCOME TAXES		565,216
INCOME TAXES (NOTE 4)		212,500
NET INCOME	$	352,716

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock, no par value: 1,500 shares authorized, issued and outstanding	Retained Earnings	Total
Balances - January 1, 2004	$ 338,867	$ 51,344	$ 390,211
Net income	-	352,716	352,716
Balances - December 31, 2004	**$ 338,867**	**$ 404,060**	**$ 742,927**

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	352,716
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from brokers	(	18,886)
Other assets	(	60)
Accounts payable and accrued liabilities	(	21,198)
Total adjustments	(	40,144)
Net cash provided by operating activities		312,572
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to Parent	(	530,376)
NET DECREASE IN CASH	(	217,804)
CASH - BEGINNING		243,917
CASH - ENDING	$	26,113
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	212,500

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

American Securities Group, Inc. (the Company) was incorporated on May 26, 1999 and effective January 3, 2000 became a wholly-owned subsidiary of Invest.com Holdings, Inc. (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company's revenues are principally derived from investment advisor services, and to a lesser degree, the Company acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash

The Company may from time to time maintain cash balances at a financial institution in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Goodwill

In connection with a business purchase during the year ended December 31, 2000, the Company recorded goodwill of $25,000. As required by Statement of Financial Accounting Standards No. 142, the Company ceased amortizing the goodwill effective January 1, 2002. As of December 31, 2004, the Company has goodwill, net of accumulated amortization, totaling $18,333. This amount is included in other assets in the accompanying statement of financial condition.

Income Taxes

The Company is part of a consolidated group for federal income tax purposes. Federal and state income taxes are calculated as if the Company filed on a separate return basis. The Parent is responsible for the payment of income taxes, and the Company's calculated portion of these taxes (benefit) is accounted for as a related party transaction.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. For the year ended December 31, 2004, there are no material differences and no deferred assets or liabilities. For the year ended December 31, 2004, the Company recorded income tax expense and a related income tax liability, payable to the Parent, totaling $212,500.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in Classifications

Certain changes in classifications have been made to previously issued financial statements.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2004, the Company's "Net Capital" was $193,362, which exceeded the requirements by $143,362. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.82 to 1 at December 31, 2004.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by two brokerage firms, whose principal offices are in Richmond, Virginia and Dallas, Texas. At December 31, 2004, the amount receivable from brokers, as reflected in the accompanying statement of financial condition, are due from these brokers.

NOTE 3. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. RELATED PARTIES

Management Fees, Rent, Salaries and Income Taxes

The Company receives management and administrative services from it's Parent. In this regard, the Parent incurs operating expenses for the Company in consideration of a management fee. For the year ended December 31, 2004, the Company incurred $12,000 for the use of the Parent's technology, property and equipment, $273,828 for salaries and related costs for the Company's employees and $15,000 for rent. In addition, the Company recorded income tax expense, payable to the Parent, totaling $212,500. These amounts due to the Parent were offset by advances made to the Parent.

Advances

During the year ended December 31, 2004, the Company made non-interest bearing advances to its Parent. At December 31, 2004, the net amount due from the Parent relating to advances offset by reimbursement of expenses discussed above totaled $524,386.

Boca Raton Partners, LLC

During 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities". This interpretation establishes criteria to identify variable interest entities (VIE) and the primary beneficiary of such entities. During the year ended December 31, 2004, the Parent created a wholly-owned subsidiary, Boca Raton Partners, LLC (BRP). The purpose of this entity is to hold a commercial office building for either rental or sale. Effective October 1, 2004, the Parent entered into a one-year lease agreement with BRP to lease the office facility for $10,000 a month. Also, effective October 1, 2004, the Company entered into a sublease agreement with the Parent to lease approximately 50% of the office facility for $5,000 a month. Both leases are cancelable with 30 day notice. Management believes that other vendors could provide similar office space with comparable terms. Management determined that BRP is a VIE, however, the Company is not the primary beneficiary and accordingly consolidation is not applicable.

SUPPLEMENTARY INFORMATION

AMERICAN SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE
15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2004

CREDITS		
Stockholder's equity	$	742,927
DEBITS		
Due from Parent		524,386
Other assets		20,078
Total debits		544,464
NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS		198,463
HAIRCUTS ON MONEY MARKET FUNDS		5,101
NET CAPITAL		193,362
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $158,918		50,000
EXCESS NET CAPITAL	$	143,362
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.82 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	158,918
Total aggregate indebtedness	$	158,918

RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2004

Net capital as reported in Company's Part IIA (unaudited) Focus report	$	290,454
Net audit adjustments (primarily arising from accrued advisory fees)	(	87,429)
Increase in non-allowable assets	(	4,586)
Increase in haircuts	(	5,077)
Net capital per above	$	193,362

See Independent Auditors' Report.

AMERICAN SECURITIES GROUP, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
American Securities Group, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplementary information of American Securities Group, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
January 27, 2005